Exhibit 99.1

Wix.com Ltd.

Offer to Exchange Outstanding Options for Options or RSUs
(the “Offer Letter”)

December 21, 2022

The Offer and Withdrawal Rights expire at 12:00 p.m., Israel Time, on
December 28, 2022 unless we extend the Offer.

Pursuant to the resolutions of the Compensation Committee, the Board of Directors and the Shareholders of Wix.com Ltd. (the “Company,” “we” or “us” and, collectively with our subsidiaries, the “Company Group”), the Company is offering eligible employees the opportunity to exchange outstanding unexercised options to purchase Ordinary Shares, par value NIS 0.01 per share, of the Company (the “Options” and the “Shares”, respectively) granted under the Wix.com Ltd. 2013 Incentive Compensation Plan, as amended (the “Plan”), for either a smaller number of new Options to purchase Shares with a lower exercise price (the “New Options”) or a smaller number of Restricted Share Units of the Company (the “New RSUs”), in each case, to be granted under the Plan, in accordance with the details described herein.  We are making the offer upon the terms and conditions described in this Offer Letter, and the related Election Form (which together, as they may be amended from time to time, constitute the “Offer”).  The Offer will expire at 12:00 p.m., Israel Time, on December 28, 2022 (the “Offer Expiration Date”), unless we extend the Offer.

Generally, you are eligible to participate if (i) you are currently an employee of a member of the Company Group and are not an executive officer or member of the Board of Directors of the Company (the “Board”), (ii) you hold unexercised Options which were granted to you between July 2018 and December 2021, with exercise prices exceeding $101.32, and (iii) you remain an employee of a member of the Company Group through the New Grant Date (as defined below).

Please note that even if you are eligible to participate, you are not required to accept the Offer and you are hereby advised to carefully consider and analyze the terms of the Offer and its implications prior to making a decision.  We are not accepting partial exchanges of Option grants.  For each eligible Option grant you hold, you may choose either to exchange it in its entirety or not at all.  You may choose to exchange one eligible Option grant but retain another eligible Option grant.  However, you may not choose to exchange less than all of a particular outstanding Option grant.  For example, if you have received two eligible Option grants, you may choose to exchange (i) neither Option grant, (ii) both Option grants (each applicable grant for either New Options or New RSUs), or (iii) one Option grant (for either New Options or New RSUs).  Any eligible Option grant that you choose not to exchange will remain outstanding, and you will continue to hold such an Option grant in accordance with its terms.

The Offer is currently scheduled to expire at the Offer Expiration Date, and subject to the terms and conditions of this Offer (including your continued employment with a member of the Company Group), we expect to grant the New Options and/or New RSUs effective as of the Offer Expiration Date, or promptly thereafter (the “New Grant Date”).  If you elect to participate in the Offer, you will receive a confirmation of the grant of the New Options and/or New RSUs after the New Grant Date.

If you choose to participate in the Offer, you must decide between one of the following alternatives:

New Option grant alternative: the eligible Options will be exchanged for New Options as follows:

1)
Amount: The number of Shares underlying each New Option will be determined such that the fair value of the New Option equals the fair value of the exchanged Option.  Fractional numbers will be rounded down to the nearest whole number.  For these purposes, the fair value will be determined on a grant-by-grant basis and the number of Shares underlying each New Option to be granted will equal the Black-Scholes-Merton value (“B&S”) of the exchanged Option on the Offer Expiration Date (applying the original exercise price of the exchanged Option) divided by the B&S value of the New Option on the Offer Expiration Date; multiplied by the original number of Shares underlying the exchanged Option.

2)
Exercise Price: Each New Option shall have an exercise price per Share equal to the average closing trading price of a Share on the Nasdaq Stock Market LLC (“Nasdaq”) over the 30 trading days immediately preceding the New Grant Date for eligible employees in Israel and in the Netherlands and, for all other eligible employees, the closing trading price of a Share on the New Grant Date, or, if the New Grant Date is not a trading day, the immediately preceding trading date.

3)
Vesting schedule: New Options related to exchanged Options that were already vested or that were scheduled to vest during the 12 months following the New Grant Date, will vest on the first anniversary of the New Grant Date (i.e., the pro-rata portion of the New Option corresponding to such exchanged Option). None of the New Options will vest prior to the first anniversary of the New Grant Date. The remaining portion of the New Options (corresponding to exchanged Options that vested following the first anniversary of the New Grant Date) will vest as per the original schedule prior to the Offer.

New RSU grant alternative: the eligible Options will be exchanged for New RSUs as follows:

1)
Amount: The number of New RSUs will be determined such that the fair market value of the Shares underlying the New RSUs equals the fair value of the exchanged Options. Fractional numbers will be rounded down to the nearest whole number.  For these purposes, fair market value will be determined on a grant-by-grant basis and the number of Shares underlying New RSUs to be granted will equal the B&S of the exchanged Option on the Offer Expiration Date (applying the original exercise price of the exchanged Option) divided by the fair market value of a Share on the Offer Expiration Date; multiplied by the original number of Shares underlying the exchanged Option.

2)
Vesting schedule: New RSUs related to exchanged Options that were already vested or that were scheduled to vest during the 12 months following the New Grant Date will vest on the first anniversary of the New Grant Date (i.e., the pro-rata portion of the New RSUs corresponding to such exchanged Option).  None of the New RSUs will vest prior to the first anniversary of the New Grant Date. The remaining portion of the New RSUs (corresponding to exchanged Options that vested following the first anniversary of the New Grant Date) will vest as per the original schedule prior to the Offer.

If your Option was granted under the trustee capital gains route of Section 102 of the Israeli Income Tax Ordinance (“Section 102”) and you are still an employee of a member of the Company Group in Israel, please note that the Company approached the Israel Tax Authority and received on December 14, 2022, a tax ruling (the “Tax Ruling”) which determines that the exchange of your Option for a New Option or New RSUs as described above will not be a taxable event and that you will pay tax only when and if you sell the Shares received upon vesting of New RSUs or exercise of the New Option.  However, other than the aforementioned, the Tax Ruling determines that the New Option or New RSU grant will be considered a new grant for all intents and purposes, including for the calculation of the 24-month required holding period which will restart on the New Grant Date, as will be detailed in your new grant agreement.  See “Material Tax Considerations – Tax Considerations – Israel” below.

If you are a U.S. taxpayer, you generally will not recognize taxable income in connection with the exchange of your Options for New Options or New RSUs on the New Grant Date.  Instead, you generally will recognize taxable income at the time your New Options are exercised or the Shares underlying your New RSUs are issued to you (upon vesting of the New RSUs). If you are an Option holder who chooses to exchange an outstanding incentive stock Option, your New Option will constitute an incentive stock Option to the maximum extent permitted under U.S. tax law. Upon disposition of the Shares acquired upon exercise of an incentive stock Option, if the Shares have been held until the later of the second anniversary of the New Grant Date or the first anniversary of the date of exercise, any gain or loss from the exercise price initially paid will be treated as capital gain or loss.  If the Shares have been held for a shorter period, the difference between the exercise price paid for the Shares and the fair market value of the Shares on the date of exercise will be treated as ordinary income and any additional gain or loss will be reported as a capital gain or loss.

Although our Compensation Committee, Board and Shareholders have approved the Offer, neither we nor our Compensation Committee, Board or Shareholders make any recommendation as to whether you should exchange or not exchange your eligible Options.  You must make your own decision whether or not to exchange your eligible Options.

Neither the Securities and Exchange Commission, the Israel Securities Authority nor any state, Israeli or other securities commission or other applicable body has approved or disapproved this Offer nor passed upon the accuracy or adequacy of the information contained in this Offer.  Any representation to the contrary is a criminal offense.

IMPORTANT

If you wish to exchange your Options, you must complete and sign the Election Form in accordance with its instructions, and submit it and any other required documents by using the link provided to you.  If you have any questions, you may contact Yaron Katz using the contact information listed below.

We are not making the Offer to, and we will not accept any exchange of Options from or on behalf of, Option holders in any jurisdiction other than Israel, the Netherlands and the United States.  However, we may, at our discretion, take any actions necessary to enable us to make the Offer to Option holders in any of these jurisdictions.

We have not authorized any person to make any recommendation on our behalf as to whether you should exchange or not exchange your eligible Options through the Offer and/or to give you any information or to make any representation in connection with the Offer other than the information and representations contained in this Offer, and in the Election Form.  You should rely only on the information in this document or to which we have referred you.  If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

THE OFFER TO EXCHANGE

The following are answers to some of the questions that you may have about the Offer.  For your convenience, we have divided the questions and answers into three sections: (A) description of the Offer and eligibility, (B) terms and conditions of the Offer and consequences of not participating in the Offer and (C) procedures for exchanging the Options.  We urge you to read carefully each of the sections of this Offer, and the accompanying Election Form.

A.          Description of the Offer and Eligibility

General

1.	Which securities are we offering to exchange?

We are offering to exchange all outstanding and unexercised Options to purchase Shares granted under the Plan between July 2018 and December 2021, and which are held by non-executive and non-director employees of the Company Group, which have an exercise price exceeding $101.32.  A statement of Options you hold that are eligible for exchange is included in the Election Form provided to you with this Offer Letter.

2.	Does our Board recommend that I accept the Offer?

Although our Board has approved the Offer, it makes no recommendation as to whether you should exchange or not exchange your Options.  You must make your own decision whether or not to exchange Options.  For questions regarding tax implications or other investment-related questions, you should talk to your own accountant and/or tax or financial advisor.

Eligibility

3.	Who is eligible to participate in the Offer?

Generally, current employees of a member of the Company Group who are not executive officers or members of the Board, who hold unexercised Options which were granted to them between July 2018 and December 2021, with exercise prices exceeding $101.32, are eligible to participate if they remain employed by a member of the Company Group through the New Grant Date.

4.	Are there any eligibility requirements that I must satisfy after the Offer Expiration Date in order to receive the New RSUs or New Options?

Yes.  You must remain employed by a member of the Company Group through the New Grant Date.  If, for any reason, you do not remain an employee of a member of the Company Group through the New Grant Date, your Options will not be exchanged.

You are reminded that, unless expressly provided otherwise in an employment agreement, your employment with a member of the Company Group can be terminated by you or by the Company Group at any time with or without cause.  The Offer does not create any obligation on the part of the member of the Company Group to continue your employment for any period.  Your employment may be terminated by us at any time, including prior to the New Grant Date or vesting of the New RSUs or New Options, for any reason, with or without cause.  Termination of your service for any reason before the New RSUs or New Options are granted means that your Options will not be exchanged, and will remain subject to their current terms.

B.          Terms and Conditions of the Offer and Consequences of Not Participating in the Offer

Terms of the Offer

5.	What will I receive if I accept the Offer?

The Compensation Committee of the Board will grant you New RSUs or New Options pursuant to the Plan, in accordance with your election, on the New Grant Date, provided that you remain employed by a member of the Company Group.  A copy of the Plan is available in the Wix Library at the following link: https://library.wix.com/kb/en/article/employee-benefit-plans.

6.	How many Shares will underlie the New Options or New RSUs I receive?

The number of Shares underlying each New Option will be determined such that the fair value of the New Option equals the fair value of the exchanged Option.  Fractional numbers will be rounded down to the nearest whole number.  For these purposes, fair value will be determined on a grant-by-grant basis and the number of Shares underlying each New Option to be granted will equal the B&S value of the exchanged Option on the Offer Expiration Date (applying the original exercise price of the exchanged Option) divided by the B&S value of the New Option on the Offer Expiration Date; multiplied by the original number of Shares underlying the exchanged Option.

Each New Option will have an exercise price per Share equal to the closing trading price of a Share on Nasdaq on the New Grant Date, or, if the New Grant Date is not a trading day, the immediately preceding trading date (or, in the case for eligible employees in Israel and in the Netherlands, the average closing share price over the 30 trading days preceding the relevant New Grant Date).

The number of New RSUs will be determined such that the fair market value of the Shares underlying the New RSUs equals the fair value of the exchanged Option. Fractional numbers will be rounded down to the nearest whole number.  For these purposes, fair market value will be determined on a grant-by-grant basis and the number of Shares underlying New RSUs to be granted will equal the B&S of the exchanged Option on the Offer Expiration Date (applying the original exercise price of the exchanged Option) divided by the fair market value of a Share on the Offer Expiration Date; multiplied by the original number of Shares underlying the exchanged Option.

7.	When will the New Options or New RSUs be granted?

If the Offer terminates on the Offer Expiration Date, the New RSUs or New Options will be granted on or promptly after such date, which we refer to as the New Grant Date.  If we were to extend the Offer Expiration Date, the New Grant Date would be extended accordingly.

8.	When will the New Options or New RSUs vest?

New Options and/or New RSUs related to the exchanged Options that were already vested or that were scheduled to vest during the 12 months following the New Grant Date, will vest on the first anniversary of the New Grant Date (i.e., the pro-rata portion of New Options and/or New RSUs corresponding to such exchanged Options).  None of the New Options and/or New RSUs will vest prior to the first anniversary of the New Grant Date. The remaining portion of New Options and/or New RSUs (corresponding to exchanged Options that vested following the first anniversary of the New Grant Date) will vest as per the original schedule prior to the Offer.

9.	May I exchange a portion of my outstanding Options?

We are not accepting partial exchanges of Option grants.  For each eligible Option grant you hold, you may choose either to exchange it in its entirety or not at all.  You may choose to exchange one eligible Option grant but retain another eligible Option grant.  However, you may not choose to exchange less than all of a particular outstanding Option grant.  For example, if you have received two eligible Option grants, you may choose to (i) exchange neither Option grant, (ii) both Option grants (each applicable grant for either New Options or New RSUs) or (iii) one Option grant (for either a New Option or New RSUs).  Any eligible Option that you do not agree to exchange will remain outstanding, and you will continue to hold such an Option in accordance with its terms.

Consequences of Not Participating in the Offer

10.	What happens to Options that I choose not to exchange or that are not accepted for exchange?

Nothing.  Options that you choose not to exchange retain their current terms and remain outstanding until you exercise them or they expire by their terms.

Tax Consequences of Participating in the Offer

Please note that this summary does not address any non-Israeli tax implications other than U.S. and Dutch tax implications.  If you are a taxpayer in a jurisdiction other than Israel, the U.S. or the Netherlands, you are strongly urged to obtain personal tax advice prior to participating in this Offer.

This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances.  Please note that tax laws change frequently and occasionally on a retroactive basis.  As a result, the information contained in this summary may be out of date at the time the Options are exchanged or you sell Shares received upon vesting of the New RSUs or exercise of New Options.

If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you.  If you received your original Options when you resided in one country but now reside in a different country, you may have a tax obligation in the country of the original grant in connection with the New Options or New RSUs received under this Offer.

We recommend that you consult your personal legal counsel, accountant, financial, and/or tax advisor(s) with respect to the federal, state, local and foreign tax consequences of participating in the Offer, as the tax consequences to you are dependent on your individual tax situation.

Tax Considerations – Israel

The following is a general summary of the material tax consequences of the voluntary participation in this Offer and the exchange of your Options that were granted under the trustee capital gains route of Section 102, provided you are still an employee of a member of the Company Group in Israel upon the New Grant Date.

This summary is based on the law in effect in Israel as of December 21, 2022 and on the terms of the Tax Ruling received by the Company from the Israeli Tax Authority, which determines the tax consequences of the exchange of the Options for New Options or New RSUs.  You are strongly advised to seek appropriate professional advice as to how the tax or other laws in Israel or other jurisdictions (as applicable) apply to your specific situation and to review the Tax Ruling prior to making any decision regarding the Offer, as the details provided below regarding the Tax Ruling are partial.

Pursuant to the Tax Ruling, if your Options were granted under the trustee capital gains route of Section 102 and you are still an employee of a member of the Company Group in Israel, the exchange of Options for New Options or New RSUs as described above will not be a taxable event and you shall pay Israeli tax only when and if you sell the Shares received upon vesting of the New RSUs or exercise of the New Options.

However, the Tax Ruling determines that the grant of New Options or New RSUs will be considered a new grant for all intents and purposes, including the calculation of the 24-month required holding period under Section 102 (required for the entitlement of the tax benefits), which will restart on the New Grant Date, as will be detailed in your new grant agreement.

Should there be any discrepancy between the provisions of this summary and the Tax Ruling, the terms and conditions of the Tax Ruling shall prevail and obligate the Company.

11.	Will I have to pay taxes if I exchange my eligible Options in the Offer?

If you exchange your original Options, generally, you will not be required to pay tax at the time of exchange of your original Options on the New Grant Date.

12.	My original Options were granted under the trustee capital gains route of Section 102; will my New Options or New RSUs be subject to the same tax arrangement?

Yes. Your New Options or New RSUs will be treated as granted under the capital gains route of Section 102.

13.	Will my New Options or New RSUs be subject to a new holding period?

Yes.  According to the terms of the Tax Ruling, the New Options or New RSUs will be subject to a new 24-month holding period which will be calculated from the New Grant Date.

14.	When will I pay tax on my New Options or New RSUs?

Tax will be due when you sell your Shares or release the Shares from the Section 102 trustee.

Tax Considerations – United States

The following is a summary of the material U.S. federal income tax consequences of the exchange of Options for New Options or New RSUs pursuant to the Offer, for those eligible employees subject to U.S. federal income tax.  This discussion is based on the United States Internal Revenue Code, its legislative history, treasury regulations promulgated thereunder, and administrative and judicial interpretations as of the date of this Offer, all of which are subject to change, possibly on a retroactive basis.  This summary does not address applicable state or local taxes to which you may be subject.

Eligible employees who exchange outstanding Options for New Options and/or New RSUs generally will not be required to recognize income for U.S. federal income tax purposes on the exchanged Options on the New Grant Date.  However, please refer to the tax discussion below regarding the tax consequences of receiving New Options and/or New RSUs in connection with the Offer.

New RSUs

If you are a U.S. taxpayer, you generally will not have taxable income at the time you are granted New RSUs.  Instead, you will recognize ordinary income as the New RSUs vest and we deliver the underlying Shares to you, at which time your employer generally will have an obligation to withhold applicable federal and state income taxes as well as social security taxes.  The amount of ordinary income you recognize will equal the fair market value of the Shares on the date on which they vested and were issued to you.  We will satisfy all tax withholding obligations in the manner specified in your RSU agreement.  Any gain or loss you recognize upon the sale or exchange of Shares that you acquire following the vesting of New RSUs generally will be treated as capital gain or loss and will be long-term or short-term depending upon how long you hold the Shares.  Shares held more than 12 months are subject to long-term capital gain or loss, while Shares held 12 months or less are subject to short-term capital gain or loss.

New Options

Under current law, an Option holder who is a U.S. taxpayer generally will not realize taxable income upon the grant of a New Option.

If you are an Option holder who chooses to exchange an outstanding non-qualified, or nonstatutory, stock option (an “NSO”) for a New Option, your New Option will constitute an NSO for purposes of U.S. tax law.

When you exercise a New Option that constitutes an NSO, you generally will have ordinary income to the extent the fair market value of the Shares on the date of exercise you receive is greater than the exercise price you pay.  If the exercise price of a New Option is paid in Shares or a combination of cash and Shares, the excess of the value (on the date of exercise) of the Shares received on the date of exercise, over the value of the Shares surrendered or the cash and shares surrendered, less any cash paid upon exercise, generally will be ordinary income taxable to you, subject to withholding.

Upon disposition of the Shares acquired upon exercise of an NSO, any gain or loss is treated as capital gain or loss.  The capital gain or loss will be long-term or short-term depending on whether the Shares were held for more than 1 year following the date of exercise of the stock option.  The holding period for the Shares generally will begin just after the time you recognized income at the time of exercise.  The amount of such gain or loss will be the difference between: (i) the amount realized upon the sale or exchange of the Shares, and (ii) the value of the Shares at the time the ordinary income was recognized.

If you were an employee at the time of the grant of the Options, any income recognized upon exercise of New Options that constitute NSOs, generally will constitute wages for which applicable federal, state and local income taxes and social security tax withholdings will be required.  Any ordinary income recognized upon sale of Shares acquired upon exercise of New Options that constitute incentive stock options generally will be reported on your Form W-2 but will not be subject to tax withholding.

If you are an Option holder who chooses to exchange an outstanding incentive stock option (an “ISO”) for a New Option, your New Option will constitute an ISO to the maximum extent permitted under U.S. tax law.

To the extent your New Options exceed the limits for ISOs under applicable law, the portion of your New Options that exceed such limits will be NSOs for purposes of U.S. tax law.

When you exercise a New Option that constitutes an ISO, you generally will not recognize any income for U.S. tax purposes, but the difference between the exercise price of the New Option and the fair market value of the Shares subject to the New Option on the date of exercise will be reported as an item of adjustment for alternative minimum tax purposes.

Upon disposition of the Shares acquired upon exercise of an ISO, if the Shares have been held until the later of the second anniversary of the New Grant Date or the first anniversary of the date of exercise, any gain or loss from the exercise price initially paid will be treated as capital gain or loss.  If the Shares have been held for a shorter period, the difference between the exercise price paid for the Shares and the fair market value of the Shares on the date of exercise will be treated as ordinary income and any additional gain or loss will be reported as a capital gain or loss.

Tax Considerations – The Netherlands

The following is a general summary of the material Dutch tax consequences of the voluntary participation in this Offer.  The summary is based on the Dutch law in effect in the Netherlands as of January 2022.

Introduction

Individual Dutch residents are, in principle, taxed for their worldwide income pursuant to the Dutch Income Tax Act 2001 (Wet Inkomstenbelasting 2001).  Non-resident individuals are generally taxable for their income earned in the Netherlands.  Pursuant to the Wage Withholding Tax Law of 1964 (Wet op de Loonbelasting 1964) wage tax (“Wage Tax”) will be withheld by the employer on wage.  The Wage Tax functions as a prepayment of personal income tax and can therefore be credited against personal income tax.  Dutch Wage Tax is levied at progressive rates of up to 49,5% (2022 rates).  Wage entails in principle all benefits and/or income an employee receives by virtue of his/her present and past employment.

In light of shares and/or rights granted to an employee there could a taxable wage element at three stages depending on the exact facts and circumstances of such share/right: (i) at grant of the right/share, (ii) the share or right becoming unconditional (i.e., vesting), or (iii) the exercise of a right.

Share Options

The Netherlands has a special regime for share options.  If the characteristic of a share option is that an employee is not obliged to immediately exercise their share option once vested, but has the right to exercise the share option at a later moment in time it would, in principle, fall under the specific tax regime. As a result, taxation would be due at exercise and not at grant or vesting.  The difference between the price paid (if any) and fair market value of the shares at exercise is wage.  As of January 1, 2023, employees can choose to have the tax event occur when the respective underlying share is “tradable”, however this concept is not yet crystallized.

RSUs

Please note that the concept of RSUs as an equity instrument in the Netherlands does not currently exist.  From a Dutch perspective the closest equity instrument to an RSU is a conditional grant of (depositary receipts of) shares.  The grant of conditional shares is not a taxable event provided vesting is sufficiently conditional, including notably as regards to continued employment, and is not subject only to timing. The difference between the price paid by the employee (if any) and the fair market value of the shares at vesting, is considered wage for Dutch tax purposes.

Exchange of rights

In general, when an exchange is based on the fair market value of the eligible Options and the New Options or New RSUs there should be no taxable wage element at the time of such exchange (i.e. there would be no difference between the value of the eligible Options and the higher value of the New Options or New RSUs).  If the fair market value of the New Options or New RSUs would be higher than the fair market value of the eligible Options there would, in principle, be a taxable wage element

A New Option should, in principle, be a qualifying share option for the Dutch share option regime and therefore at the moment you exercise the New Option, wage taxes would be due on the difference between the fair market value and the initial price paid by you (if any).

A New RSU is, in principle, taxed at the time of vesting.  Wage Tax will be due by you over the difference between the fair market value and the initial price paid by you (if any).

Please note that the above information is a general description of possible Dutch tax consequences concerning the exercise, grant, vesting and exercise of the New Options or New RSUs and such consequences could be different for a specific Dutch individual as a result of certain personal facts and circumstances. You are strongly urged to obtain personal tax advice prior to participating in this Offer.

a.	Conditions of the Offer

15.	Are there other conditions to the Offer?

Participation in the Offer is completely voluntary.  However, we will not be required to accept any eligible Options for exchange, and we may terminate or amend the Offer, or postpone our acceptance and exchange of any Options, if at any time prior to the Offer Expiration Date, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of Options tendered for exchange.  These events include, but are not limited to, any of the following:

●
any governmental, regulatory or administrative agency or authority has threatened or instituted or has pending any action or proceeding that directly or indirectly challenges the making of the Offer, the exchange of Options or otherwise relates in any manner to the Offer, or that, in our reasonable judgment, could materially and adversely affect our business, condition, income, operations or prospects or materially impair the contemplated benefits of the Offer to us;

●
any court or any authority, agency or tribunal has threatened any action, has pending or taken or withheld approval, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or that, in our reasonable judgment, would or might directly or indirectly:

(1)	make the acceptance for exchange of, some or all of the Options illegal;

(2)	restrict or prohibit consummation of the Offer;

(3)	delay or restrict our ability, or render us unable, to accept for exchange, some or all of the Options;

(4)	materially and adversely affect our business, condition, income, operations or prospects; or

(5)	materially impair the contemplated benefits of the Offer to us.

●
a tender or exchange offer for some or all of our Shares, or a merger or acquisition proposal for the Company, has been proposed, announced or made by another person or entity or has been publicly disclosed; or

●
any change or changes shall have occurred in our business, condition, assets, income, operations, prospects or share ownership or fair market value of our Shares that, in our reasonable judgment, is or may be material to us or may materially impair the contemplated benefits of the Offer to us.

We may assert the conditions to the Offer in our discretion regardless of the circumstances giving rise to them before the Offer Expiration Date.  We may waive them, in whole or in part, at any time and from time to time prior to the Offer Expiration Date, in our discretion, whether or not we waive any other condition to the Offer.  Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights.  The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances.  Any determination we make concerning the events described in this section will be final and binding upon all persons.

Expiration and Amendment of the Offer

16.	When does the Offer expire? Can the Offer be extended, and if so, how will I be notified if it is extended?

The Offer expires on December 28, 2022, at 12:00 p.m., Israel Time, (which we call the Offer Expiration Date) unless we extend it.  We may, in our discretion, for any reason, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long.  If the Offer is extended, we will advise you in writing of the extension no later than 9:00 a.m., Israel Time, on the next business day following the previously scheduled Offer Expiration Date by giving verbal or written notice of such extension to the Option holders.

17.	Can the Offer be amended, and if so, will I be notified if it is amended?

We expressly reserve the right, in our reasonable judgment, prior to the Offer Expiration Date, to terminate or amend the Offer by giving verbal or written notice of such termination or amendment to you.

C.          Procedures for Exchanging the Options

18.	How do I elect to exchange my Options?

If you decide to exchange your Options, you must complete the Election Form and submit it by using the link provided to you, and ensure that we receive it no later than the Offer Expiration Date (or such later date and time as we may extend the Offer Expiration Date).

The method of delivery of all documents, including the Election Form and any other required documents, is at your election and risk.  In all cases, you should allow sufficient time to ensure timely delivery.

This is a one-time Offer, and we will strictly enforce the Offer period.  We reserve the right to reject any or all exchanges of Options that we determine are not in appropriate form or that we determine are unlawful to accept.

19.	Can I withdraw my previously exchanged Options?

You may withdraw your exchanged Options (that is, you may revoke your previous election to exchange your eligible Options) at any time before the Offer Expiration Date.  If we extend the Offer beyond that time, you may withdraw your exchanged Options at any time until the extended Offer Expiration Date.  For your withdrawal to be effective, you must deliver a signed and dated Notice to Withdraw from the Offer form by hand delivery, courier, mail, email to Yaron Katz, 5 Yunitsman St., Tel Aviv-Jaffa, Israel, yaronk@wix.com, 054-3368210.

Once you have withdrawn Options for exchange, you may re-exchange Options only by again submitting another Election Form prior to the Offer Expiration Date.

20.	Can I change my election regarding particular Options offered for exchange?

Yes.  You may change your election regarding particular Options offered for exchange at any time before the Offer expires at 12:00 p.m., Israel Time, on the Offer Expiration Date.  If we extend the Offer beyond that time, you may change your election regarding particular tendered Options at any time until the extended Offer Expiration Date. In order to change your election, you must deliver by hand delivery, courier, mail or email to Yaron Katz, 5 Yunitsman St., Tel Aviv-Jaffa, Israel, yaronk@wix.com, 054-3368210, a new Election Form, which includes the information regarding your new election, and is clearly dated after your original Election Form.

21.	Can I have an example of how the Offer might work?

Assumptions (illustrative example only):

Your original grant date: October 12, 2020

Original Option granted to you: Option to purchase 4,000 Shares (none of which have been exercised)

Your original Exercise Price: $165.58 per Share

Modified B&S (using original Exercise Price): $28.86

Current B&S (using current Exercise Price): $43.46

Current Share Fair Market Value: $80.89

Calculation for New Option grant alternative:

Option Conversion Ratio:

Modified B&S/Current B&S = 28.86 / 43.46 = 0.664059

Number of Shares underlying New Option to be granted:

Original Number of Shares underlying Option X Option Conversion Ratio = 4,000 * 0.664059 = 2,656

Exercise Price of New Option: The New Option will have an exercise price per Share equal to the average closing trading price of a Share on Nasdaq over the 30 trading days immediately preceding the New Grant Date for eligible employees in Israel and in the Netherlands and, for all other eligible employees, the closing trading price of a Share on the New Grant Date, or, if the New Grant Date is not a trading day, the immediately preceding trading date.

Calculation for New RSU grant alternative:

RSU Conversion Ratio:

Modified B&S/Current FMV = 28.86 / 80.89 = 0.356781

Number of New RSUs to be granted:

Original Number of Shares underlying Options X RSU Conversion Ratio = 4,000 * 0.356781 = 1,427

Vesting of New Option grant (subject to your continuous eligible service):

Assumptions:

Your original vesting commencement date: October 12, 2020

Original Vesting Schedule: quarterly vesting over a 4 year period, i.e. 250 Shares underlying option vest each quarter

Vested Shares underlying Option Upon New Grant Date had Option not been exchanged: 2,000 Shares

Portion of original Option Scheduled to Vest Within 12 Months of New Grant Date had Option not been exchanged: 1,000 Shares

Total Shares under original Option that would be Vested under original Option on First Anniversary of New Grant Date had Option not been exchanged: 3,000 Shares

Total Portion of New Option to vest upon First Anniversary of New Grant Date: 3,000 X 0.664059 = 1,992

The commencement date of your adjusted vesting schedule under the new schedule: December 29, 2022.

New Options related to exchanged Options that were already vested or that were scheduled to vest during the 12 months following the New Grant Date (i.e., 3,000 Shares underlying exchanged Option), will vest on the first anniversary of the New Grant Date (i.e., on December 29, 2023), such that on the first anniversary of the New Grant Date, 1,992 Shares underlying New Option will vest.  The remaining 664 Shares underlying New Option will vest post December 29, 2023, per its original vesting schedule prior to the exchange (as adjusted based on the conversion ratio).

22.	Who can I talk to if I have questions about the Offer?

For additional information or assistance, you should contact: Yaron Katz, 5 Yunitsman St., Tel Aviv-Jaffa, Israel, yaronk@wix.com, 054-3368210.